Jennifer Wheeler Attorney At Law Writer direct (405) 552-2273 Fax (405) 228-7473 jennifer.wheeler@mcafeetaft.com

April 9, 2012

Securities and Exchange Commission
Attn:  Mr. Sonny Oh
Investment Management Division
100 F Street, NE
Washington, D.C.  20549

Re:	Request for Limited Review – American Fidelity Separate Account B Post-Effective Registration Statement on Form N-4 (File Nos. 333-25663, 811-08177)
Ladies and Gentlemen:

On March 28, 2012, a Post-Effective Amendment to Registration Statement on Form N-4 (the “Registration Statement”) was filed on behalf of American Fidelity Separate Account B (the “Separate Account”) pursuant to Rule 485(a) under the Securities Act of 1933.  The Registration Statement was filed in order to request limited review of the Registration Statement with regard to the matter described below, and this transmittal letter was inadvertently omitted.

In its registration statement filed with the Commission on April 26, 2004, the Separate Account included as Exhibit 4.6 a Flexible Premium Variable and Fixed Deferred Annuity with a variable guaranteed minimum interest rate (the “New Policy”).  As indicated in the 2004 Registration Statement, the intent was that the New Policy would be offered by the Separate Account in the future in lieu of the Flexible Premium Variable and Fixed Deferred Annuity (the “Current Policy”) included as Exhibit 99.B4(i) to the Separate Account’s registration statement filed on April 23, 1997.

Separate Account B plans to start offering the New Policy later this year and will no longer offer the Current Policy.  Accordingly, the language in the Registration Statement has been revised to reflect this change.  Below is the relevant language from the Registration Statement, marked to show the proposed change.  This language appears on page B-5 of the Statement of Additional Information in the “Annuity Provisions” section and does not appear in the Prospectus or any other part of the Registration Statement.

Fixed Annuity Payout

The dollar amount of each fixed annuity payment will not vary.  The guaranteed annuity payment is based on the guaranteed interest rate stated in the policy issued.  ~~Under this policy, the dollar amount of each fixed annuity payment will be at least as great as that determined in accordance with the 3% annuity table.~~

~~Under this form of policy, the guaranteed minimum interest rate could change each year during the accumulation period.  After election of an annuity payout option, the guaranteed rate for the Annuity Income Period will be locked in at the minimum guaranteed rate in effect at the time the election is made.~~

Please note that certain information that is required to be included in the Registration Statement will be included in a subsequent filing to occur upon receipt of any comments from the Commission with regard to the requested limited review.  Such information includes, but is not limited to, (i) the required financial statements; (ii) certain other exhibits, (iii) the opinion of counsel; and (iv) the consent of the Fund’s independent accountants. Please do not hesitate to contact me at (405) 552-2273 or Wagner Dias da Silva at (405) 552-2374 if you have any questions.

             Sincerely,

             JENNIFER WHEELER
             Jennifer Wheeler

cc:           Wagner Dias da Silva
wagner.diasdasilva@mcafeetaft.com
        (405) 552-2374